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                              December 6, 2023

       Hany Rashwan
       Chief Executive Officer
       Ark 21Shares Bitcoin ETF
       c/o 21Shares US LLC
       477 Madison Avenue
       New York, NY 10022

                                                        Re: Ark 21Shares
Bitcoin ETF
                                                            Amendment No. 3 to
Registration Statement on Form S-1
                                                            Filed November 20,
2023
                                                            File No. 333-257474

       Dear Hany Rashwan:

            We have reviewed your amended registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our November 2, 2023 letter.

       Amendment No. 3 to Registration Statement on Form S-1

       Prospectus Summary
       Pricing Information Available on the Exchange and Other Sources, page 4

   1. Refer to your response to comment 8. On page 4, you state that the "list of exchanges on which the Trust
executes transactions may evolve from time to time, and the Index
                                                        Provider may make
changes to the Constituent Exchanges comprising the Index from time to time for this or
other reasons." Please revise to clarify, if true, that the exchanges on which the Trust
executes transactions do not impact the Constituent Exchanges comprising the Index.
 Hany Rashwan
FirstName LastNameHany
Ark 21Shares  Bitcoin ETF Rashwan
Comapany6,
December  NameArk
             2023 21Shares Bitcoin ETF
December
Page 2    6, 2023 Page 2
FirstName LastName
The Sub-Adviser, page 5

2.       Please revise to disclose, if true, that:
             The Trust, the Sponsor and the service providers will not loan or pledge the Trust's assets, nor will the Trust's assets serve as collateral for any loan or similar arrangement; and
             The Trust will not utilize leverage, derivatives or any similar arrangements in seeking to meet its investment objective.
The Trust's Fees and Expenses, page 7

3. Refer to your response to comment 11. On page 7, you disclose that "[c]ertain of the
         Sponsor-paid Expenses, such as ordinary course legal fees and expenses, are capped."
         Please revise to disclose all of the Sponsor-paid Expenses that are capped, and disclose the capped amount.
The Sponsor may need to find and appoint a replacement custodian, page 43

4. Please revise this risk factor to address the risks associated with having to replace the
         Prime Broker. Please also revise either here or in the risk factor disclosure in the first paragraph on page 31 to address the risks associated with the insolvency, business failure or interruption, default, failure to perform, security breach, or other problems affecting the
         Prime Broker or the Bitcoin Custodian.
The Trust and Bitcoin Prices
Use of the CME CF Bitcoin Reference Rate -- New York Variant, page 64

5. Refer to your response to comment 25. Please identify the changes to the Constituent
         Exchanges, and include a brief description of the reason for the changes.
Net Asset Value Determinations
Calculation of NAV and NAV per Share, page 68

6. Refer to your response to comment 27. In particular, we note your disclosure on page 39 that "if the Sponsor determines in good faith that the Index does not reflect an accurate bitcoin price, then the Administrator will employ an alternative method to determine the
         fair value of the Trust   s assets" and your disclosure that "[t]here
are no predefined criteria
         to make a good faith assessment as to which of the rules the Sponsor will apply." Please disclose the list of "alternative methods" that the Administrator may use to determine the
         NAV of the Trust and the "other rules" the Sponsor will apply in order for the
         Administrator to calculate the NAV.
7.       Refer to your response to comment 28. On page 68, you disclose that
"[t]he
         Administrator multiplies the last available price of the bitcoin in the calculation basket by the amount of bitcoin included in the calculation basket." Please revise to clarify what you mean by "last available price" and by "calculation basket" so that investors
 Hany Rashwan
FirstName LastNameHany
Ark 21Shares  Bitcoin ETF Rashwan
Comapany6,
December  NameArk
             2023 21Shares Bitcoin ETF
December
Page 3    6, 2023 Page 3
FirstName LastName
         understand how the intra-day indicative value per Share is calculated. Calculation of Principal Market NAV and Principal Market NAV per Share, page 69

8. We note your response to prior comment 30 and your revised disclosures. Please address the following:
             We note your disclosure that the Trust only receives bitcoin from the Authorized
              Participant or Liquidity Provider and does not itself transact on any Digital Asset
              Markets. Given this statement, please confirm, and revise your disclosure to state, if true, that your principal market analysis is performed from the perspective of the
              Authorized Participant or Liquidity Provider.
             In identifying the Trust   s principal market, based on your 4
step criteria, you state the
              Trust will select an Exchange Market as its principal market. Clarify for us whether
              you anticipate the Trust   s principal market will be one in
which you, your Authorized
              Participant, or your Liquidity Provider will normally transact and if not, tell us why.
              Refer to ASC 820-10-35-5A.
Termination of the Trust, page 72

9. Refer to your response to comment 32. Please revise to explain here how the Trust's bitcoin will be sold in connection with the termination of the Trust. Custody of the Trust's Assets, page 78

10.      Refer to your responses to comments 10 and 34. You disclose on page 78 that
         "[t]he Bitcoin Custodian will keep custody of all of the Trust   s
bitcoin, other than that
         which is maintained in the Trading Balance with the Prime Broker, in the Vault Balance."
         Please revise to disclose whether the "Vault Balance" refers to cold storage. In addition, we note your disclosure that you will keep a substantial portion of the private keys in cold storage. Please disclose what you mean by "substantial portion." Also, disclose whether there are any limits or policies that would limit the amount of bitcoin that can be held temporarily in the Trading Balance maintained by the Prime Broker. On page 79, you disclose that "[t]he Bitcoin Custodian may terminate the Custodial Services Agreement for any reason upon providing the applicable notice to the Trust, or immediately for Cause
         (as defined in the Custodial Services Agreement), including, among others, if the Trust:
         materially breaches the Prime Broker Agreement and such breach remains uncured, or undergoes a bankruptcy event." Please revise to clarify why the Custodial Service
         Agreement may be terminated if the Trust materially breaches the Prime Broker
         Agreement. Also, please disclose the term of the Custodial Services Agreement, and disclose the material terms of the Cash Custody Agreement, including the term and termination provisions. Further, please disclose the instructions the Sponsor provided to the Bitcoin Custodian regarding forks and airdrops, if any, and disclose whether the insurance provider or any other entity will be responsible for verifying the existence of the bitcoin.
 Hany Rashwan
FirstName LastNameHany
Ark 21Shares  Bitcoin ETF Rashwan
Comapany6,
December  NameArk
             2023 21Shares Bitcoin ETF
December
Page 4    6, 2023 Page 4
FirstName LastName
Prime Broker, page 80

11. Refer to your response to comment 31. We note that the Trading Balance is held across a combination of omnibus hot wallets, omnibus cold wallets or in accounts in the Prime
         Broker   s name on a trading venue (including third-party venues and
the Prime Broker   s
         own execution venue) where the Prime Broker executes orders to buy and sell bitcoin on behalf of clients (each such venue, a Connected Trading Venue). Please disclose the percentage of the Trading Balance held in each or the policies related to where the
         Trading Balance is held. Please disclose why and under what circumstances the Trust will utilize the Prime Broker in connection with creations and redemptions and describe the mechanics of the Prime Broker's role in creations and redemptions. In addition, identify the Connected Trading Venues, how the Prime Broker selects the Connecting Trading
         Venues, whether the Trust may direct the Prime Broker to use a specific Connected
         Trading Venue and the policies and procedures that the Prime Broker has in place to mitigate conflicts of interest when executing on behalf of the Trust. Further, disclose whether the Prime Broker has insurance coverage and the degree to which the insurance policy protects the Trust's assets held by the Prime Broker.
12. We note your disclosure on page 80 that "[o]nce the Sponsor places an order to purchase or sell bitcoin on the Trading Platform, the associated bitcoin or cash used to fund or fill the order, if any, will be placed on hold and will generally not be eligible for other use or
         withdrawal from the Trust   s Trading Balance." Please revise to
explain under what
         circumstances the Trust would need to engage in the purchase of bitcoin.
13. Please disclose the termination provisions and the term of the Prime Broker Agreement.
         In this regard, we note your disclosure on page 81 that "[t]he Prime Broker is permitted to suspend or terminate the Prime Broker Agreement under certain circumstances."
Seed Capital Investor, page 84

14. Please describe how the proceeds from the sale of the Seed Creation Baskets will be converted to bitcoin, including any costs or transaction fees payable by the Trust associated with such conversion.
Creation and Redemption of Shares, page 86

15. Refer to your response to comment 38. Please revise to disclose why and under what circumstances the Authorized Participants will use Liquidity Providers to deliver the bitcoin to the Trust's Bitcoin Custodian or the Prime Broker, and please identify the
         Liquidity Providers, if known. Also revise to disclose why and under what circumstances the Bitcoin Custodian will deliver the bitcoin to the Liquidity Providers in connection with redemptions. In addition, disclose whether the Authorized Participants and Liquidity
         Providers must have an account with the Prime Broker. Please disclose when the bitcoin is transferred from the Prime Broker to the Bitcoin Custodian, or vice versa, in connection with creations and redemptions.
 Hany Rashwan
Ark 21Shares Bitcoin ETF
December 6, 2023
Page 5
16. Refer to your response to comment 39. Please revise to disclose whether and how you will notify Shareholders if the Trust has suspended creations and redemptions and describe the potential impact of suspending creations and redemptions. Conflicts of Interest, page 93

17. Please address material conflicts of interest between the Seed Capital Investor and the
         Trust. In addition, please disclose the relationship between the Seed Capital Investor and the Sponsor.
Governing Law; Consent to Delaware Jurisdiction, page 102

18. Refer to your response to comment 41. Please revise to disclose that there is uncertainty as to whether a court would enforce the exclusive forum jurisdiction for actions arising under the Securities Act or Exchange Act.
Material Contracts, page 103

19. Refer to your response to comment 42. Please revise to disclose the material terms of your agreement with the Administrator, the Sub-Adviser, and the Cash Custodian.
       Please contact Kate Tillan at 202-551-3604 or Michelle Miller at 202-551-3368 if you
have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at 202-551-3666 or Justin Dobbie at 202-551-3469 with any other questions.



FirstName LastNameHany Rashwan                                Sincerely,
Comapany NameArk 21Shares Bitcoin ETF
                                                              Division of
Corporation Finance
December 6, 2023 Page 5                                       Office of Crypto
Assets
FirstName LastName